UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

E-BAND MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

26826N 10 6
(CUSIP Number)

Li Fuchao
No.5 West Section, Xidajie Street,
Xinmi City, Henan Province, P.R. China  452370
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26826N 10 6
1.	Names of Reporting Persons......................................................................New-Source Group Limited I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  ...........................................................................□

       (b)  ...........................................................................□

3	SEC Use Only
4.	Source of Funds (See Instructions)...........................................................................................WC; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)...............N/A
6.	Citizenship or Place of Organization..................................................................British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power ............................................................................................................................0
8. Shared Voting Power...................................................................................................220,938,138*
9. Sole Dispositive Power.....................................................................................................................0
10. Shared Dispositive Power..........................................................................................220,938,138*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person...........................220,938,138*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).......□
13.	Percent of Class Represented by Amount in Row (11)..............................................................76.9%
14.	Type of Reporting Person (See Instructions)....................................................................................CO

* Includes Series A Convertible Preferred Stock on an as-converted basis (to retroactively take into account the 1-for-14.375 reverse stock split of the common stock)

CUSIP No. 26826N 10 6
1.	Names of Reporting Persons...........................................................................................Li Fuchao I.R.S. Identification Nos. of above persons (entities only).
2.
Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) ................................................................................ □

       (b) ................................................................................ □

3	SEC Use Only
4.	Source of Funds (See Instructions).............................................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)........N/A
6.	Citizenship or Place of Organization........................................................................................China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power......................................................................................................................0
8. Shared Voting Power...........................................................................................220,938,138*
9. Sole Dispositive Power..............................................................................................................0
10. Shared Dispositive Power...................................................................................220,938,138*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person....................220,938,138*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).□
13.	Percent of Class Represented by Amount in Row (11)........................................................76.9%
14.	Type of Reporting Person (See Instructions)................................................................................IN

* Includes Series A Convertible Preferred Stock on an as-converted basis (to retroactively take into account the 1-for-14.375 reverse stock split of the common stock)

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to shares of common stock, $0.0001 par value (the “Shares”) of E-Band Media, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at No.5 West Section, Xidajie Street, Xinmi City, Henan Province, P.R. China  452370.

Item 2.  Identity and Background

This statement is being filed on behalf of the New-Source Group Limited (“New-Source”) and Mr. Li Fuchao (New-Source, together with Mr. Li Fuchao, the “Reporting Person”):

1.	New-Source.

(a)	New-Source is a corporation organized under the laws of the British Virgin Islands with a principal business of investments.

(b)	The principal office for New-Source is located at Zhengzhou, China.

(c)	Within the last five years, New-Source has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, New-Source has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Mr. Li Fuchao.

(a)	Mr. Li Fuchao, an individual.

(b)	Mr. Li’s business address is No.5 West Section, Xidajie Street, Xinmi City, Henan Province, P.R. China 452370.

(c)	Mr. Li’s present principal occupation is as Director and Chairman of the Issuer, but is also a Director of New-Source.

(d)	Within the last five years, Mr. Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Li is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration

New-Source acquired the Shares disclosed herein as a party to a certain Securities Exchange Agreement involving the Issuer, Dean Konstantine, the controlling stockholder of the Issuer (the “Control Stockholder”), certain Warrant holders of the Issuer (the “Warrantholders”), China Green Refractories Limited, a corporation incorporated under the laws of the British Virgin Islands (“CGR”), and all the shareholders of CGR (the “CGR Shareholders”), which included New-Source (the “Exchange Agreement”).  Pursuant to the terms and conditions of the Exchange Agreement, 7,843,138 Shares, certain Warrants and 14,824 shares of Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) were exchanged for $196,078 cash and all of the capital stock of CGR held by New-Source. Concurrent at closing of the Exchange Agreement, the Warrants were cancelled.  The 14,824 shares of the Series A Preferred Stock held by New-Source will automatically convert into the Issuer’s Shares on a 1,000-for-1 basis upon the effectiveness of a planned 1-for-14.375 reverse stock split of the Issuer’s outstanding Shares. The $196,078 cash purchase price was paid out of New-Source’s shareholder’s investment.

Ms. Li Ling is the sole shareholder of New-Source and holds such shares for the benefit of Mr. Li Fuchao.  Ms. Li, as nominee for Mr. Li, has no pecuniary interest in any of the Shares she may be deemed to beneficially own.  Mr. Li Fuchao is the sole director of New-Source. Mr. Li Fuchao is deemed to be the beneficial owner of the Shares reported hereunder.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2011 (“Form 8-K”) and is incorporated herein by reference.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the Issuer’s Shares and Series A Preferred Stock for investment purpose and to effect the exchange pursuant to the Exchange Agreement as described in Item 3 above. In connection with the Exchange Agreement and as more fully described in the Form 8-K, (i) Ms. Josephine Resma resigned and Mr. Li Fuchao was appointed to the Issuer’s Board of Directors to fill Ms. Resma’s vacancy; (ii) Mr. Dean Konstantine will resign as a director effective as of the 10th day following the Issuer’s effective filing of a Schedule 14f-1 with the SEC; (iii) the Issuer’s authorized number of directors will be increased and fixed at four (4); (iv) upon compliance with Section 14(f) of the Exchange Act of 1934, as amended, Messrs. Li Jiantao and Sun Zhaoqing and Ms. Zheng Yang will be effectively appointed as directors to fill the vacancies created by Mr. Konstantine and the increase to the authorized number of directors; (v) the Issuer intends to effect a planned 1-for-14.375 reverse stock split of the Issuer’s Shares (“Reverse Split”); (vi) upon the Reverse Split, all of the issued and outstanding shares of Series A Preferred Stock will automatically convert into Shares at the conversion rate of 1,000-for-1.   As such, upon the Reverse Split, the Reporting Persons will become the beneficial owner of 15,369,610 Shares.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Persons have no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Persons are deemed to beneficially own an aggregate 220,938,138 Shares, consisting of 7,843,138 Shares and 14,824 shares of Series A Preferred Stock.  Based on the current voting rights afforded to the Series A Preferred Stock shares such aggregate beneficial ownership constitutes 76.9% ownership of the outstanding class of Shares, determined in accordance with Rule 13d-3(d)(1).  The percentage calculation is based upon 11,150,000 outstanding Shares and 19,220 outstanding shares of Series A Preferred Stock as reported in the Issuer’s most recent quarterly report on Form 10-Q for the quarter ended December 31, 2010, as filed with the SEC on February 15, 2011.

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power*	Sole Dispositive Power	Shared Dispositive Power*
New-Source		220,938,138		220,938,138
Li Fuchao		220,938,138		220,938,138

* Includes Series A Preferred Stock on an as-converted basis (to retroactively take into account the Reverse Split).  The Series A Preferred Stock automatically converts upon the effectiveness of the Reverse Split.

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Notwithstanding the disclosure otherwise contained herein, Mr. Li is a director of New-Source and Ms. Li Ling is the sole shareholder of New-Source, but holds the shares of New-Source for the benefit of Mr. Li.  Mr. Li and Ms. Li have an arrangement that allows Mr. Li to control and direct the voting and dispositive power of the shares of New-Source held by Ms. Li.  Ms. Li, as nominee for Mr. Li, has no pecuniary interest in any of the Shares she may be deemed to beneficially own. As such, Mr. Li is deemed to be the beneficial owner of all the outstanding capital shares of New-Source.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Form 8-K(1)
Exhibit B – Exchange Agreement(2)
Exhibit C – Certificate of Designation of Series A Convertible Preferred Stock(3)
Exhibit D – Joint Filing Agreement*

*           Attached herewith.
(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC February 14, 2011.
(2)	Incorporated by reference as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC February 14, 2011.
(3)	Incorporated by reference as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC February 14, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW-SOURCE GROUP LIMITED

Name:     /s/ Li Fuchao
Title:      Director

Date:      February 22, 2011

LI FUCHAO

 /s/ Li Fuchao
Li Fuchao, an individual

Date:     February 22, 2011

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate.  The undersigned each expressly authorize each other to file on any and all amendments to such statement on their behalf.  The undersigned agree that this joint filing agreement may be signed in counterparts.

NEW-SOURCE GROUP LIMITED

Name:     /s/ Li Fuchao
Title:      Director

Date:      February 22, 2011

LI FUCHAO

 /s/ Li Fuchao
Li Fuchao, an individual

Date:     February 22, 2011